9800 Fredericksburg Road San Antonio, Texas 78288

July 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	USAA ETF Trust Registration Statement on Form N-1A
(File No: 333-219187)

Ladies and Gentlemen:

Reference is made to the initial Registration Statement on Form N-1A (File No. 333-219187) filed with the Securities and Exchange Commission by USAA ETF Trust (“Registrant”) on July 6, 2017.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Securities Act”), Registrant hereby files the delaying amendment, prescribed by Rule 473(a) of the Securities Act, with respect to such initial Registration Statement on Form N-1A (File 333-219187).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of San Antonio and the state of Texas, on the 21st day of July, 2017.

Sincerely,

Daniel S. McNamara*

Daniel S. McNamara
President and Principal Executive Officer
USAA ETF Trust

* By:	/s/ James G. Whetzel
James G. Whetzel

*	Attorney-in-fact pursuant to power of attorney dated June 14, 2017